UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023.

Commission File Number: 001-39389

Engine Gaming and Media, Inc.

(Exact Name of Registrant as Specified in Charter)

77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario, Canada M5K 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠ Form 40-F □

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K of Engine Gaming and Media, Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-254709) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENGINE GAMING AND MEDIA, INC.
(Registrant)

Date:	January 17, 2023	By:	/s/ Louis Schwartz
		Name:	Louis Schwartz
		Title:	Chief Executive Officer and Director

EXHIBIT INDEX

99.1	Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2022
99.2	Management’s Discussion and Analysis for the three months ended November 30, 2022
99.3	Certification of Interim Filings – CEO
99.4	Certification of Interim Filings – CFO